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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2011	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 Sixth Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐                        Form 40-F     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                        No  ☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: February 2, 2011	By:	"Shawn Poirier" Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release Dated February 2, 2011
99.2	Report to Shareholders for the fourth quarter ended December 31, 2010

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SIGNATURES
EXHIBIT INDEX